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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.____________________)*

                               American IDC Corp.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   0267 2M104
                                   ----------
                                 (CUSIP Number)

                                October 13, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|      Rule 13d-1(b)
          [X]      Rule 13d-1(c)
          |_|      Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 02672M 10 4


1. Names of Reporting Persons. Richard O. Weed I.R.S. Identification Nos.
   of above persons (entities only).
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of Organization United States Citizen
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power 3,900,000 shares
Shares Bene-
ficially by       6.  Shared Voting Power
Owned by Each
Reporting         7.  Sole Dispositive Power 3,900,000 shares
Person With:
                  8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9) 6.7%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------
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Explanatory note: This Schedule 13G is being filed by Richard O. Weed (the
"Reporting Person") pursuant to Rule 13d-1(c) of the Act and hereby amends the
Schedule 13D previously filed by the Reporting Person on August 12, 2003.

ITEM 1.
     (a) Name of Issuer: American IDC Corp.

     (b) Address of Issuer's Principal Executive Offices: 11301 Olympic Blvd., Ste. 680, Los Angeles, CA 90064

ITEM 2.

     (a) Name of Person Filing: Richard O. Weed

     (b) Address of Principal Business Office or, if none, Residence:
         4695 MacArthur Ct., Suite 1430, Newport Beach, CA 92660

     (c) Citizenship: United States Citizen

     (d) Title of Class of Securities: Common Stock, $.001 par value

     (e) CUSIP Number: 02672M 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).
(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) |_| An investment adviser in accordance with ss.240.13d-l(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
(h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C. 80a-3);
(j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



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ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 3,900,000 shares*

      (b) Percent of class: 6.7%

      (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,900,000 shares

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of: 3,900,000 shares

(iv) Shared power to dispose or to direct the disposition of

*400,000 shares are underlying options to purchase common stock at exercise prices ranging from $1.50 to $.50 per share.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not applicable.

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         10/22/04
                                             -----------------------------------
                                                           Date

                                                   /s/ Richard O. Weed
                                             -----------------------------------
                                                         Signature
                                                      Richard O. Weed



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)